U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

________________________________________________________________________________
1.   Name and Address of Reporting Person*

        America Online, Inc.
        22000 AOL Way
        Dulles, Virginia  20166-9323

________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

        TiVo Inc. / TIVO

________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)


________________________________________________________________________________
4.   Statement for Month/Year

        September 2000

________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)


________________________________________________________________________________

6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
________________________________________________________________________________


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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================


                                                                                                             6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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

TiVo Common Stock                     9/13/00        P               5,134,722    (A)   $23.10625 5,615,029     (D)
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Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                                   10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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                                                                               Tivo
Series A                                                                       Common   2,711,861
Convertible Stock   $30.00   9/13/00  P        2,711,861      9/13/00          Stock    (2)       $30.00  2,711,861  D
------------------------------------------------------------------------------------------------------------------------------------
                                                                               TiVo
                                               2,603,903                       Common   2,603,903
Warrant             (1)      9/13/00  P        (2)            (3)     9/13/03  Stock    (2)       $ 0.00  2,603,903  D
------------------------------------------------------------------------------------------------------------------------------------
                                                                               TiVo
                                               2,603,903                       Common   2,603,903
Warrant             (1)      9/13/00  P        (2)            (3)     9/13/03  Stock    (2)       $ 0.00  2,603,903  D
------------------------------------------------------------------------------------------------------------------------------------
                                                                               TiVo
                    $23.10625                  2,308,475                       Common   2,308,475
Warrant             (2)      9/13/00  P        (2)            9/13/00 12/31/01 Stock    (2)       $ 0.00  2,308,475  D
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                                                                               TiVo
                    $30.00                     295,428                         Common   295,428
Warrant             (2)      9/13/00  P        (2)            3/13/00 12/31/03 Stock    (2)       $ 0.00  295,428    D
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

(1) Exercise price equal to 90% of the average of the last reported trading prices of TiVo Common Stock on the Nasdaq National Market System for the ten consecutive trading days preceding exercise.
(2) Subject to anti-dilution adjustments set forth in the Warrants or preferred stock, as applicable.
(3) Warrant is exercisable for a period of six months following satisfaction of certain performance requirements.



    /s/ J. Michael Kelly                                    September 22, 2000
---------------------------------------------                ----------------
    **Signature of Reporting Person                               Date
    By: J. Michael Kelly, SVP and Chief Financial Officer,
        on behalf of America Online, Inc.


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).